ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

April 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Offering Statement on Form 1-A

File No. 024-12559

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Odyssey Marine Exploration, Inc. (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-12559), initially filed with the Securities and Exchange Commission on January 27, 2025, together with all amendments and exhibits thereto (as amended, the “Offering Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Offering Statement relates to the proposed offer and sale from time to time of up to 12,000,000 shares of common stock, par value $0.0001 per share, of the Company by the Company.

The Company is seeking withdrawal of the Offering Statement because the Company has determined that it is ineligible to conduct an offering under Regulation A at this time. Based upon the foregoing, the Company submits that the withdrawal of the Offering Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). No securities were sold in connection with the offering.

Please direct any questions or comments regarding this correspondence to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer